PROSPECTUS            JULY   3 , 2001
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YOU  SHOULD  CAREFULLY  CONSIDER  THE RISK  FACTORS  BEGINNING  ON PAGE 7 OF THE
PROSPECTUS BEFORE MAKING YOUR INVESTMENT DECISION.

A DESCRIPTION OF THE SECURITIES BEING OFFERED BEGINS ON PAGE 14 OF THIS PROSPECTUS.

THERE ARE NO UNDERWRITING DISCOUNTS OR COMMISSIONS IN THESE OFFERINGS.

THE AGWAY CERTIFICATES PAY INTEREST IN ARREARS ON JANUARY 1 AND JULY 1 OF EACH YEAR.

WE ARE UNDER NO OBLIGATION TO REPURCHASE CERTIFICATES WHEN TENDERED. THERE IS NO MARKET FOR ANY OF THE OFFERED SECURITIES. YOU SHOULD ASSUME THAT YOU WILL HAVE TO HOLD THE CERTIFICATES UNTIL THEIR MATURITY.

THE MEMBERSHIP COMMON STOCK MAY ONLY BE PURCHASED IF YOU ARE ENTITLED TO BE AN AGWAY MEMBER. THE SERIES HM PREFERRED STOCK MAY ONLY BE PURCHASED BY FORMER MEMBERS OF AGWAY. THE SUBORDINATED MEMBER MONEY MARKET CERTIFICATES MAY BE PURCHASED ONLY BY CURRENT OR FORMER AGWAY MEMBERS.

AGWAY INC. (AGWAY) WILL ISSUE UP TO A TOTAL OF $350,000,000 IN SUBORDINATED MONEY MARKET CERTIFICATES AS FOLLOWS:

      SUBORDINATED MEMBER MONEY MARKET CERTIFICATES

          Minimum
       Interest Rate               Maturity Date  Minimum Denominations
      ----------------------       -------------  ---------------------
          8.25%             Due 10/31/16          $ 5,000
          8.00%             Due 10/31/16          $   100

      SUBORDINATED MONEY MARKET CERTIFICATES

          Minimum
       Interest Rate         Maturity Date        Minimum Denominations
      --------------         -------------        ---------------------
          7.75%             Due 10/31/16          $ 5,000
          7.50%             Due 10/31/16          $   100
          8.75%*            Due 10/31/09          $ 2,000
          8.50%*            Due 10/31/05          $ 2,000

*We do not intend to repurchase, at the request of a holder, the 8.75% or 8.50% Subordinated Money Market Certificates offered in this offering. See "Risk Factors."

SUBORDINATED MEMBER AND SUBORDINATED MONEY MARKET CERTIFICATES UNDER THE INTEREST REINVESTMENT OPTION

If you choose the Interest Reinvestment Option, the interest you receive on your Certificates will be reinvested at the same interest rate payable on the Certificates for which you received the interest. For outstanding certificates, interest rates range from 4.50% to 9.75% per annum and due dates range from October 31, 2001 through October 31, 2016.

AGWAY WILL ALSO ISSUE A TOTAL OF $200,000 OF THE FOLLOWING SECURITIES:

      o    Series HM Preferred Stock
           o   $25 Par/Unit Value
           o   Price to Public:  $100,000 (4,000 shares)
      o    Membership Common Stock
           o   $25 Par/Unit Value
           o   Price to Public: $100,000 (4,000 shares)

WHILE THE CERTIFICATES WILL PAY AT LEAST THE APPLICABLE STATED FIXED RATE OF INTEREST, THEY MAY PAY A HIGHER RATE BASED UPON A VARIABLE TREASURY BILL RATE. However, given the current spread between treasury bill rates and the interest rate of the Certificates, it is unlikely that the Treasury Bill Rate will be applicable in the near future. In addition, it is not possible at this time to determine whether the Treasury Bill Rate will be applicable at any time prior to maturity.

We may, from time to time, before this offering is completed, change the interest rate or maturity date of the Certificates to be offered by filing a prospectus supplement with the Securities and Exchange Commission (SEC). We will attach the applicable supplement, if any, to this prospectus. Any change in the interest rate or maturity date offered will not affect the rate of interest on or maturity of any Certificates previously issued by Agway. The amount of Certificates sold at a particular interest rate and maturity date and the proceeds realized from those sales can vary. In no event will the aggregate price to the public for Certificates exceed $350,000,000.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED BY THIS
PROSPECTUS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         TABLE OF CONTENTS
--------------------------------------------------------------------------------
About this Prospectus............................      2
The Company......................................      3
The Offering.....................................      4
Risk Factors.....................................      7
Use of Proceeds..................................     11
Plan of Distribution.............................     11
Selected Financial Data..........................     12
Ratio of Earnings to Fixed Charges...............     13
Description of the Equity Securities.............     14
Description of the Certificates..................     17
Legal Opinion....................................     26
Experts..........................................     26
Where You Can Find More Information..............     26
--------------------------------------------------------------------------------
                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC using a "shelf" or continuous offering registration process. Under this shelf or continuous offering process, we may sell the money market certificates, preferred stock, and common stock described in this prospectus (the "Securities") in one or more offerings up to a total dollar amount of $350,200,000 (up to $350,000,000 principal amount of Certificates, up to $100,000 par value of Series HM Preferred Stock, and up to $100,000 par value of Membership Common Stock).This prospectus provides you with a general description of the Securities. It might not contain all the information important to you. For a more complete understanding of this offering, we encourage you to read this entire document and the documents to which we have referred to under the heading "Where You Can Find More Information" on page 26 of this prospectus before making your investment decisions.

       In this prospectus or any prospectus supplement, unless otherwise indicated, "we," "us," and "our" refer to Agway and, where relevant, to Agway and its subsidiaries.

                                   THE COMPANY

       We are an agricultural cooperative owned by approximately 70,000 Northeast farmer-members. We are directly engaged in manufacturing, processing, distributing and marketing agricultural products (seeds and fertilizers) and services for our farmer-members and other customers, primarily in the northeastern United States and Ohio. We are also involved in repackaging and marketing produce and processing and marketing sunflower seeds. Through certain of our subsidiaries, we are involved in the distribution of petroleum products; the installation and servicing of heating, ventilation, and air-conditioning equipment; lease financing; the underwriting and sale of certain types of property and casualty insurance; and the sale of health insurance. Agway was incorporated under the laws of Delaware in 1964. Our principal executive offices are located at 333 Butternut Drive, DeWitt, New York 13214 and our telephone number is 315-449-6436.

     On June 21, 2001, Agway Financial Coporation, a Delaware corporation ("AFC") and the owner of all the issued and outstanding capital stock of Agway Holdings Inc., a Delaware corporation ("AHI"), filed with the Delaware Secretary of State a "certificate of ownership and merger" merging AHI with and into AFC (the "AHI Merger"). Also on that date, Agway, as the owner of all the issued and outstanding capital stock of AFC and the sole member of Milford Fertilizer Company LLC, a Delaware limited liability company ("Milford"), filed with the Delaware Secretary of State certificates of ownership and merger merging AFC and Milford with and into Agway (collectively with the AHI Merger, the "Mergers"). The Mergers were effective on July 1, 2001 (the "Effective Time").

     As a result of the Mergers, Agway has assumed all of the assets and liabilities of AFC, AHI and Milford, and the companies that previously were direct wholly owned subsidiaries of AHI are now direct wholly owned subsidiaries of Agway. The Mergers are not expected to result in a material change in the consolidated financial position or results of operations of Agway.

     Prior to the Effective Time, AFC's principal activities consisted of securing financing for Agway and its subsidiaries through bank borrowings and the issuance of corporate debt instruments (collectively, the "Debt Securities). Those Debt Securities were fully and unconditionally guaranteed by Agway. However, as a result of the Mergers, AFC's obligations under all Debt Securities were assumed by Agway. Accordingly, the guaranty of the Debt Securities by Agway is no longer necessary since Agway will be solely and primarily liable for repayment of the Debt Securities and satisfaction of all conditions thereunder.

     In connection with the assumption by Agway of the obligations under the Debt Securities, AFC, Agway and The Chase Manhattan Bank, a New York banking corporation (the "Trustee"), entered into a Supplemental Indenture dated as of July 1, 2001 which provides for the assumption by Agway of all rights, responsibilities and obligations of AFC under existing indentures and the Debt Securities to which they relate.

                                  THE OFFERING

     Agway is offering preferred and common stock and Subordinated Money Market Certificates ("Certificates"), as well as an interest reinvestment option on the Certificates. The terms that apply to the Securities, including the interest rate and maturity date of the Certificates, are described below and on the cover page of the prospectus. The Certificates are governed by an agreement, known as the "Indenture," between us and a bank trustee. The Indenture is described later in this prospectus and is incorporated by reference into this prospectus. See "Description of the Certificates."

     We may, from time to time, before we complete the offering of the Certificates, change the interest rate or the maturity date of new Certificates to be offered by amending the prospectus cover page and filing a prospectus supplement with the SEC. We will attach the applicable supplement, if any, to this prospectus. Any change in the interest rate or maturity date of future Certificates will not affect the interest rate or the maturity date of any Certificate previously issued.

     The aggregate price of this offering to the public will not exceed $350,200,000 principal amount of Securities. The aggregate price of Certificates offered by this prospectus will not exceed $350,000,000. The amount of Certificates sold at a particular interest rate and maturity date and the proceeds we receive can vary.

SECURITIES TO BE OFFERED:
Agway is offering Series HM Preferred Stock, Membership Common Stock, and directly and through an interest reinvestment option, several types of Certificates. See "Description of the Equity Securities" and "Description of the Certificates." The Certificates that may be purchased only by Agway members are referred to herein as the "Member Certificates." All other Certificates are referred to as "General Certificates."

DIVIDENDS:
The holders of Series HM Preferred Stock are entitled to receive non-cumulative annual dividends when and if declared by the Board of Directors. The holders of Membership Common Stock are entitled to receive non-cumulative annual dividends when and if declared by the Board of Directors. The dividends on Membership Common Stock may not exceed 8% per year. The Certificates are entitled to receive interest, but not dividends, as described below.

INTEREST RATE:
Interest on the Certificates is payable at an annual rate equal to the greater of:
     (1) the applicable fixed rate of interest stated on the cover page of this prospectus for a particular maturity date; or

     (2) the variable "Treasury Bill Rate" as described under the section "Description of the Certificates" on page 17 of this prospectus.

         Given the current spread between treasury bill rates and the current interest rate of the Certificates, it is unlikely that the Treasury Bill Rate will be applicable in the near future. In addition, it is not possible at this time to determine whether the Treasury Bill Rate will be applicable at any time prior to maturity.

INTEREST PAYMENT DATES:
We will pay interest on the Certificates semi-annually in arrears on January 1 and July 1 of each year. We will also pay accrued interest on the maturity date.

MATURITY DATE:
The Series HM Preferred Stock and the Membership Common Stock have no "maturity date." The Certificates will mature on the date stated on the cover page of the prospectus that corresponds to the applicable minimum fixed rate of interest of the Certificates you are buying. Each Certificate will accrue interest from its issue date.

ISSUE DATE:
The issue date will be set forth on your Certificate and will be no later than the day on which we receive your application and check.

OPTIONAL REDEMPTION:
We may redeem all or a part of the Securities at any time prior to maturity. The redemption price we will pay will be the principal amount of the relevant Security, together with accrued but unpaid interest, or declared but unpaid dividends, as applicable. Unless we have called a Security for redemption, we are not obligated to repurchase any Security presented to us for repurchase. However, we may, at our option (but subject to certain restrictions under our primary loan document), repurchase such Securities.

INTEREST REINVESTMENT OPTION:
You may increase the principal of a Certificate by electing to have interest payments added to the principal of the Certificate. If you elect the reinvestment option, you will receive a statement from us indicating the amounts added to the principal of your Certificate. You should bear in mind that you will be considered to have received the interest for tax purposes.

RANKING:
The Certificates are unsecured. They will rank equally with all our unsecured debt obligations and are subordinate to all of our Senior Debt. We define Senior Debt generally as the principal and interest we have to pay on money we have borrowed from (or guaranteed) to banks, trust companies, insurance companies and other financial institutions and lenders. For more details, see "Description of the Certificates - Subordination Provisions" on page 23 of this prospectus. Because the Certificates are subordinate to Senior Debt, if our assets are distributed as a result of a bankruptcy or total liquidation or reorganization, the holders of all Senior Debt will be entitled to receive payment in full before you are entitled to receive any payment due under your Certificate. In addition, in a bankruptcy, liquidation or reorganization, Series HM Preferred Stock would rank behind Senior Debt, the Certificates and certain outstanding classes of preferred stock, and Membership Common Stock would rank behind the Series HM Preferred Stock. In those circumstance, the rights of both the Series HM Preferred Stock and the Membership Common Stock would be limited to their $25 par value per share. As of May 26, 2001, we had $99,991,000 of Senior Debt outstanding.

OWNERSHIP:
You may purchase Membership Common Stock only if you are entitled to be an Agway member. You may purchase Series HM Preferred Stock only if you are a former Agway member. You may purchase Member Certificates only if you are a current or former Agway member. If you are not an Agway member, you may purchase the General Certificates.

TRANSFER OR RESALE OF THE SECURITIES:
There is currently no trading market for the Securities offered by this prospectus and we do not expect one to develop in the future. We do not intend to apply to list the Securities on any securities exchange or to include them in any automated quotation system.

MANNER OF OFFERING:
We are not using an underwriter to sell the Securities offered by this prospectus. Instead, we will offer them directly through direct mailings, Agway business locations, Agway dealers and through locations of certain of our affiliates. No one is entitled to receive any commission or discount in connection with the sale of the Securities.

USE OF PROCEEDS:
We will use the proceeds from the sale of the Securities offered by this prospectus for general corporate purposes, which may include the repayment of debt, the financing of capital expenditures, and as working capital.

APPLICATION PROCESS:
If you are interested in purchasing the Securities offered by this prospectus, you must forward a completed application and a check (personal, cashiers or certified) or money order payable to us in an amount equal to the principal amount of the Securities to be purchased.

You can obtain an  application  and  prospectus  by contacting us at:

        Agway Inc.                      PHONE:  1-800-253-6729
        Securities Department           FAX: 1-315-449-7451
        P. O. Box 4761                  E-MAIL:   securities@agway.com
        Syracuse,   NY  13221-4761

You may purchase Certificates only if you live in the states listed under the "Plan of Distribution" section on page 11 of this prospectus.

We reserve  the right to reject any application submitted to us.

                                  RISK FACTORS

You should carefully consider the following risk factors, as well as the other information presented in this prospectus and in the documents incorporated by reference into this prospectus, in deciding whether to invest in the Securities.

                     RISK FACTORS RELATING TO THE SECURITIES


THE SECURITIES ARE NOT SECURED OBLIGATIONS AND ARE SUBORDINATE TO OUR OTHER DEBT

       The Securities offered in this prospectus are unsecured obligations and are subordinated to all of our "Senior Debt." See "Description of the Equity Securities" and "Description of the Certificates." There are no specific assets that you can look to for repayment of the Securities. If our assets are distributed as a result of bankruptcy, liquidation or reorganization, the holders of all Senior Debt will receive payment in full before you receive any payment. As a result, we might not have enough assets after paying off our Senior Debt to pay you the amounts owed to you under the Securities. As of May 26, 2001, Senior Debt outstanding totaled $99,991,000.

WE ARE SUBJECT TO CERTAIN RESTRICTIONS WHICH MAY ADVERSELY AFFECT YOU

       We currently borrow money under a senior debt credit agreement (the "Credit Agreement"). The Credit Agreement has a number of financial covenants which restrict our capital spending and require us to maintain minimum levels of earnings before interest, taxes, depreciation, and amortization (EBITDA); minimum ratios of EBITDA to fixed charges and interest on senior debt; and a minimum outstanding balance of preferred stock, subordinated debt, and certain debt of a subsidiary. That minimum balance requirement ranges from $440,000,000 to $450,000,000 throughout the year. (We refer to the minimum amount of capital we must maintain as the "Minimum Capital.")

       Other conditions of the Credit Agreement prevent us, in certain circumstances, from using funds we borrow under the Credit Agreement to pay interest or dividends on, or repurchase or repay principal of, subordinated debt or preferred stock. To avoid these use restrictions, the Credit Agreement requires us to have a minimum excess borrowing capacity under that agreement of at least $20,000,000 more than the loan amount outstanding if we are not in default under the Credit Agreement. If we are in default under the Credit
Agreement, to avoid these use restrictions, the minimum excess borrowing capacity we must maintain increases to $25,000,000 more than the loan amount outstanding. Further, if we are in default under the Credit Agreement, we are subject to these use restrictions if:

1. we default on our payment of principal, interest or other amounts due to the lenders under the Credit Agreement;

2. we fail to maintain the cash management procedures we agree to with the lenders under the Credit Agreement;

3. we do not maintain the Minimum Capital balance of $440,000,000 to $450,000,000; or

4. the agent under the Credit Agreement provides us with a written notice that such payments are no longer permitted.

These conditions reduce the practical availability of funds under the Credit Agreement from $175,000,000 to $150,000,000. The Credit Agreement was designed in part to allow us to continue our past practice of repurchasing, at face value, certain subordinated debt and preferred stock when presented to us for repurchase prior to maturity. However, while we currently intend to continue this historic practice, we are under no obligation to repurchase such debt prior to its maturity and preferred stock when presented to us, and we may stop or suspend this practice at any time or may be required to stop or suspend such practice if we do not continue to meet the conditions of the Credit Agreement, including those described above.

                                  RISK FACTORS

THE ABILITY OF ADJUSTED NET EARNINGS TO COVER FIXED CHARGES

       As detailed under the section "Ratio of Earnings to Fixed Charges and Preferred Stock Combined"on page 13 of this registration statement, our adjusted net earnings were inadequate to cover our fixed charges for the nine months ended March 2001 for the Company. Our ability to cover our fixed charges with adjusted net earnings for interim periods is significantly impacted by the seasonality of our business operations, since historically the majority of our earnings occur in our fiscal third and fourth quarters.

THERE ARE LIMITATIONS ON TRANSFERRING THE SECURITIES

       Generally speaking, you may not transfer the Securities, except in certain very limited circumstances. You may transfer the Series HM Preferred Stock and the Membership Common Stock only to Agway, unless we endorse our consent on your certificate representing that stock. Even if we provide you with our consent, under our By-laws, we will permit transfers of such stock only to persons who were or are entitled to be Agway members. See "Description of the Equity Securities - Honorary Member Preferred Stock, Series HM - Ownership and Transfer" and "Description of the Equity Securities - Membership Common Stock - Ownership and Transfer." You may not transfer the Member Certificates, except by will or operation of law, which means a transfer pursuant to a will or a similar legal instrument or requirement. You may freely transfer the General Certificates. See "Description of the Certificates - Limitations on Ownership and Transfer" on page 19.

THERE IS NO PUBLIC MARKET FOR THE SECURITIES

       There is no market for the Securities offered by this prospectus, we do not intend to create or encourage a trading mechanism for these Securities, and it is highly unlikely that any secondary trading market will develop.

       We do not intend to apply for listing of the Securities offered by this prospectus on any securities exchange or to include them in any automated quotation system. With respect to Securities that may be transferred, their value will be affected by a number of factors independent of our creditworthiness, including:

o    the level and direction of interest rates;

o    the remaining period to maturity of the Certificates;

o    our right to redeem the Securities;

o our right to issue Certificates at interest rates higher than the rates at which the Certificates are currently offered; and

o the aggregate principal amount of the Securities outstanding and the terms and availability of comparable investments.

       In addition, the relative value of the Certificates compared to other debt instruments you could purchase from other issuers may be affected by numerous other interrelated factors, including factors that affect the U.S. corporate debt market generally and us specifically. We can't assure you that, if your Certificates are redeemed or mature, you will be able to
reinvest the proceeds in  comparable   securities  at  an  interest  rate  as
high  as  that  of  the Certificates.

                                  RISK FACTORS

MARKET PRICE OF AND DIVIDENDS ON AGWAY'S EQUITY

       Owning Membership Common Stock and Series HM Preferred Stock is different than owning common stock and preferred stock ownership in a typical business corporation. The Membership Common Stock may be purchased only by people who are entitled to be Agway members. The only people who can be Agway members are farmers and cooperative organizations of farmers who purchase farm supplies or services or market farm products through Agway. Series HM Preferred Stock can only be purchased by former Agway members. Because Agway is an agricultural cooperative, the main benefit of owning Membership Common Stock is that it proves that you are an Agway member (or, in the case of Series HM Preferred Stock, a former member) and are entitled to certain benefits. Although owning Member Common Stock and Series HM Preferred Stock will provide you with an equity interest in Agway, your equity claim to the assets of Agway is measured by, and restricted to, the $25 par value of your share, plus dividends declared and unpaid, if any, for the current year. See "Description of the Equity Securities - Membership Common Stock" and " - Honorary Member Preferred Stock, Series HM."

WE ARE NOT OFFERING THE SECURITIES THROUGH AN UNDERWRITER

       This is not an underwritten securities offering. No underwriter, such as an investment bank, has undertaken a review of our corporate records, evaluated our financial condition, or evaluated the terms of the Securities and this offering, including our ability to meet our payment obligations on the Securities. There is no minimum amount of Securities which must be sold. If a significant portion of the Securities offered are not sold, payments due to you could be impacted by the restrictions under the Credit Agreement described above.

OUR BUSINESS IS DIRECTLY AFFECTED BY THE AGRICULTURAL ECONOMY

       Our financial condition can be directly affected by factors affecting the agricultural economy, since these factors impact the demand for our products and the ability of our customers to make payments for products already purchased through credit extended by us. These factors may include:

o changes in the level of government expenditures on agricultural programs that may adversely affect the level of income of our customers;

o weather-related conditions that negatively impact the agricultural productivity and income of our customers;

o the relationship of demand relative to supply of agricultural commodities produced by our customers; and

o major international events, such as the downturn in foreign economies, which can affect such things as the price of commodities we use in our operations as well as the general level of interest rates.

OUR BUSINESS MAY BE AFFECTED BY COMMODITY PRICES

       In the normal course of our operations, we have exposure to market risk from price fluctuations associated with commodities such as corn, soy complex, oats, confection and bakery kernel sunflower seeds, gasoline, distillate and propane. These price fluctuations impact commodity inventories, product gross margins, and anticipated transactions in our Agriculture, Energy and Country Products Group businesses. We manage the risk of market price fluctuations of some of these commodities by using commodity derivative instruments. Commodity derivative instruments include exchange-traded futures and option contracts and, in limited circumstances, over-the-counter contracts with third parties. We have policies that specify for what we can use commodity derivative instruments and set limits on the maturity of contracts we enter into and the level of exposure to market price fluctuations that we are trying to protect ourselves against (or "hedge"). However, because the commodities markets are very volatile, our gains or losses on these contracts might not fully offset the corresponding change in the prices of the underlying commodity, which could lower our earnings.

                                  RISK FACTORS

WE ARE SUBJECT TO GOVERNMENTAL REGULATIONS

       We are subject to various laws and governmental regulations concerning environmental matters. We expect to be required to expend funds to participate in the remediation of certain sites, including sites where we have been designated by the Environmental Protection Agency (EPA) as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) and at sites with underground fuel storage tanks. We will also incur other expenses associated with environmental compliance.

       We are designated as a PRP under CERCLA or as a third party by the original PRPs in several Superfund sites. The liability under CERCLA is joint and several, meaning that we could be required to pay in excess of our pro rata share of remediation costs. As a result of the use and handling of hazardous substances in our normal operations, an unexpected environmental event or significant changes in environmental compliance requirements could have a material adverse impact on our financial condition and results of operations.

       We continually monitor our operations with respect to potential environmental issues, including changes in legal requirements and remediation technologies. Our recorded liability in our financial statements reflects those specific issues where we think remediation activities are likely and where we can estimate the cost of remediation. Estimating the extent of our responsibility for a particular site and the method and ultimate cost of remediation of that site require that we make a number of assumptions. As a result, the ultimate outcome of remediation of a site may differ from our estimates. However, we believe that our past experience provides us with a reasonable basis for estimating our liability. When we receive additional information we adjust our estimates as necessary. While we do not anticipate that any such adjustment will be material to our financial statements, the result of ongoing and/or future environmental studies or other factors could alter this expectation and require that we record additional liabilities. We currently can't determine whether we will incur additional liabilities in the future or, if we do, the extent or amount of such additional liabilities.

OUR BUSINESS HAS A CONCENTRATION OF CREDIT RISK

       Because we are an agricultural cooperative doing business primarily in the Northeast, most of our accounts and lease receivables due from farmer-members are concentrated in that region. This concentration of customers may affect our overall credit risk because repayment of these receivables may be affected by inherent risks associated with:

o  The economic environment of the region.
o  The impact of regional weather on the condition of crops.
o  The impact on the agricultural  economy, as described above.

CHANGES IN INTEREST RATES MAY AFFECT OUR PROFITABILITY

       We are impacted by the general level of interest rates. However, because interest rate changes have a significant impact on Telmark, our leasing business, Telmark tries to limit the effects of changes in interest rates by matching as closely as possible, on an ongoing basis, the maturity and cost of the funds it borrows to finance its leasing activities with the maturity and repricing characteristics of its lease portfolio. A rise in interest rates would increase the cost of funds it borrows to finance its leasing business and could lower the value of the outstanding leases in the secondary market. In addition, a rise in interest rates, to the extent that they would increase the cost of financing leases, would increase the cost of leases to potential customers and could decrease the demand for leases.

WE OPERATE IN A COMPETITIVE MARKET

       We compete against large national and regional manufacturers, lease financing companies, insurance companies and suppliers, and small independent businesses that operate in the same territory as we do for the sales of our various products. Our competitors may have better access to capital, may offer a wider variety of products or have greater resources than we do. If we were unable to compete successfully with these competitors, it would most likely result in the loss of customers which could have a significant negative impact on our financial condition and results of operation.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

       We make statements in this prospectus or in the documents incorporated by reference into the prospectus that may constitute forward-looking statements within the meaning of a federal law, the Private Securities Litigation Reform Act of 1995. Sometimes these statements will contain words such as "believe," "expect," "intend," "plan" and other similar words. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of the factors that may cause such material differences are set forth under the caption "Risk Factors."

       USE OF PROCEEDS

       We cannot assure you that we will sell all or any of the Securities. There is no minimum amount of Securities that must be sold as a condition to the sale of any of the Securities. The net proceeds of the sale of the Securities offered by this prospectus will not be more than $350,200,000. We intend to use net proceeds from the sale of the Securities for general corporate purposes, which may include repayment of debt, the financing of capital expenditures, and working capital.

       We expect to incur approximately $275,000 in expenses in connection with this Securities offering. Those expenses include legal fees, state and federal registration fees, printing, trustee fees, accounting fees and other miscellaneous expenses.

                              PLAN OF DISTRIBUTION

We may sell the Securities to:

o    our customers;
o    our employees and former employees;
o    Agway members;
o    non-member patrons of Agway; and
o    the general public.

       We may solicit the sale of the Securities through direct mailings. We may also make applications and prospectuses available through Agway business locations, Agway dealers and locations of certain affiliates of Agway.

       You  can  obtain   applications  to  purchase  the  Securities  and  this
prospectus by contacting us at:

Agway Inc.                                         PHONE: 1-800-253-6729
Securities Department                              FAX:      1-315-449-7451
P.O. Box 4761                                      E-MAIL: securities@agway.com
Syracuse, NY 13221-4761

       These Securities are available only in the states of Connecticut, Delaware, Florida, Maine, Maryland, Massachusetts, New York, New Hampshire, New Jersey, Ohio, Pennsylvania, Rhode Island, and Vermont.

       Our employees who are involved in offering the Securities have other principal duties in connection with our business, and are not otherwise engaged in the sale of securities.

       We will not employ any sales people to solicit the sales of the Securities, and we will not pay, nor allow, any commission or discount to be paid or allowed to anyone in connection with the sale of the Securities. The individual Agway employees who participate in the sale of the Securities may be deemed to be underwriters of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act of 1933, as amended.

                        SELECTED FINANCIAL DATA OF AGWAY

       The following Selected Financial Data of Agway and Consolidated Subsidiaries (in thousands of dollars, except per share amounts) has been derived from consolidated financial statements audited by PricewaterhouseCoopers LLP, whose report for the three years ended June 2000 is included in the Agway Annual Report on Form 10-K, and should be read in conjunction with Agway's full consolidated financial statements and notes thereto.

                                              (In Thousands of Dollars Except Per Share Amounts)
                               --------------------------------------------------------------------------------------------
                                                            Years Ended June 30
                               --------------------------------------------------------------------------------------------
                                    2000             1999              1998             1997              1996
                               -------------     -------------    --------------    -------------    --------------

Net sales and revenues        $    1,426,886    $   1,221,466   $     1,299,797     $  1,391,988     $   1,371,525

Earnings from
continuing operations (1)     $        6,152    $      12,941   $        16,016     $      8,499     $       8,858

Net earnings (loss) (2)(3)    $       (9,377)   $       1,795   $        41,145     $     10,670     $      12,662

Total assets                  $    1,572,659    $   1,437,172   $     1,380,891     $  1,261,763     $   1,216,435

Total long-term debt          $      418,549    $     371,972   $       352,188     $    329,969     $     291,528

Total subordinated debt       $      474,874    $     486,303   $       462,196     $    438,127     $     414,927
Cash dividends per share
of common stock               $         1.50    $        1.50   $          1.50     $       1.50     $        1.50




(1) The data reflects a credit before taxes from business restructuring of $1,943 in 1996.

(2) Effective July 1, 1997, Agway changed its method of determining the market-related value of its plan assets under Statement of Financial Accounting Standards (SFAS) No. 87, "Accounting for Pensions." A cumulative effect adjustment, net of tax, of $28,956 increased net earnings in 1998.

(3) The data reflects after-tax loss on disposal and loss from discontinued retail operations of $15,529, $11,146 and $3,827 for 2000, 1999 and 1998,
    respectively. The 1997 and 1996 data reflects after-tax earnings of $2,172 and $2,289, respectively, from discontinued retail operations. The 1996 data reflects an after-tax gain on sale of H. P. Hood, Inc. (a former food subsidiary) of $1,515, net of operating losses until the time of sale.

      RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS COMBINED


         For purposes of this ratio, earnings from continuing operations represent earnings before (i) income taxes and discontinued operations and (ii) fixed charges and preferred dividend requirements. Fixed charges include interest on debt and the interest factor of rent.

                                                   March                             June
                                                -----------  -------------------------------------------------------
                                                   2001        2000       1999       1998       1997          1996
                                                -----------  ---------  ---------  --------   --------   -----------
Ratio of adjusted net earnings to
fixed charges:
   Agway and Consolidated Subsidiaries              *             1.2        1.3       1.5        1.2          1.3
                                                ===========  =========  =========  ========   ========   ===========

Ratio of adjusted net earnings to fixed charges
and preferred dividends combined:
   Agway and Consolidated Subsidiaries              *             1.1        1.2       1.3        1.1          1.1
                                                ===========  =========  =========  ========   ========   ===========

*Adjusted net earnings were inadequate to cover fixed charges or fixed charges and preferred dividends combined. See below for amount deficient.

                                                  March                             June
                                               -----------  ----------------------------------------------------
                                                  2001        2000       1999       1998       1997       1996
                                               -----------  ---------  ---------  --------   --------   --------
Deficiency of adjusted net earnings to
fixed charges:
  Agway and Consolidated Subsidiaries          $ (1,206)      N/D        N/D        N/D        N/D        N/D
                                               ===========  =========  =========  ========   ========   ========

Deficiency of adjusted net earnings to
fixed  charges  and  preferred
dividends combined:
  Agway and Consolidated Subsidiaries          $ (1,727)      N/D        N/D        N/D        N/D        N/D
                                               ===========  =========  =========  ========   ========   ========

N/D                              No deficiency.

                      DESCRIPTION OF THE EQUITY SECURITIES
       The Securities authorized to be issued through this prospectus and the current amounts of Securities of the same class outstanding are as follows:

                                                                                   Outstanding at June 12, 2001
                                                                                   -----------------------------
Authorized                                                                                                Aggregate
# of Shares      Type/Description                                    Par Value                Shares      Par Value
-----------      ----------------                                    ---------                ------      ---------
     80,000      Honorary Member Preferred Stock (HM)                      $25                 2,368  $      59,200
    300,000      Membership Common Stock                                   $25                97,775  $   2,444,375

HONORARY MEMBER PREFERRED STOCK, SERIES HM

     The following summary of the Series HM Preferred Stock is subject in all respects to the provisions of the amended Certificate of Incorporation and By-Laws of Agway. The Certificate of Incorporation and By-Laws of Agway are incorporated by reference as exhibits to the Registration Statement that includes this prospectus. All exhibits incorporated by reference into this prospectus may be obtained from the SEC or from Agway in the same manner as the documents described under "Where You Can Find More Information" on page 26 of this prospectus.

DIVIDENDS

     If you own Series HM Preferred Stock, you may receive non-cumulative annual dividends when and if declared by the Board of Directors. No indenture or other agreement other than the Credit Agreement restricts the payment of dividends on these shares. In certain circumstances under our Credit Agreement, as described under "Risk Factors" on Page 7 of this prospectus, we could be effectively restricted from paying dividends on these shares.

VOTING RIGHTS

     The holders of Series HM  Preferred  Stock  have no voting  rights.

LIQUIDATION RIGHTS

     If our assets are distributed in a liquidation or dissolution, the holders of any class or series of preferred stock or common stock are entitled to a distribution of assets only after all debts of Agway have been paid. If assets remain after all debts are paid, the holders of the Series HM Preferred Stock would be entitled, subject to the liquidation rights of the Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock and Series C Preferred Stock, to receive only the par value of the Series HM Preferred Stock ($25 per share) plus declared but unpaid dividends, if any. Any net assets of Agway remaining after payment of the par value and declared but unpaid dividends on the Series HM Preferred Stock would be distributed to the holders of the common stock of Agway and any net assets remaining after the rights of such common stock holders had been satisfied would be distributed to the members and/or patrons of Agway to whom its retained margin would be credited.

GENERAL

     The Series HM Preferred Stock has no pre-emptive or conversion rights. The shares of Series HM Preferred Stock will be, when issued, duly authorized, validly issued and fully paid and non-assessable and the holders thereof will not be liable for any payment of Agway's debt.

                      DESCRIPTION OF THE EQUITY SECURITIES

OWNERSHIP AND TRANSFER

       You may buy Series HM Preferred Stock only if you previously owned Agway Membership Common Stock (that is, only if you are a former Agway member). You may not own more than one share of Series HM Preferred Stock. Agway, acting as transfer agent, will prevent two shares from being issued to you or to any other person. We will not accept a subscription for Series HM Preferred Stock unless you were an Agway member. You may not transfer Series HM Preferred Stock to anyone other than us, unless we endorse our written consent on your stock certificate. Pursuant to our By-laws, we will permit transfer of Series HM Preferred Stock only to persons who were Agway members and will limit ownership of Series HM Preferred Stock to one share per person.

REDEMPTION PROVISIONS

       Our Board of Directors can decide to redeem the Series HM Preferred Stock at any time. If we redeem your Series HM Preferred Stock, we will pay you par value ($25 per share) plus any and all declared but unpaid dividends as of the redemption date. In the case of a partial redemption, shares will be redeemed in order of issuance.

REPURCHASE PRACTICE

       We do not guarantee that we will repurchase your Series HM Preferred Stock, whether by calling your share for redemption or at your request. While we intend to continue our practice of repurchasing, at par value, shares of Series HM Preferred Stock when presented for repurchase, we are under no obligation to do so and may stop or suspend this practice at any time. In addition, under terms of the Credit Agreement, we may be required to stop or suspend this practice in the circumstances described under "Risk Factors" on page 7 of this prospectus.

MEMBERSHIP COMMON STOCK

       The following summary of the Membership Common Stock is subject in all respects to the provisions of the amended Certificate of Incorporation and By-Laws of Agway. The Certificate of Incorporation and By-Laws of Agway are incorporated by reference as exhibits to the Registration Statement that includes this prospectus. You may obtain the exhibits incorporated by reference into this prospectus from us or from the SEC in the same manner as the documents described under "Where You Can Find More Information" on page 26 of this prospectus.

DIVIDENDS

     If you buy Membership Common Stock, you may receive non-cumulative annual dividends when and if declared by the Board of Directors. However, dividends may not exceed 8% per year. There are no restrictions in any indenture or other agreement relating to the payment of dividends on Membership Common Stock.

VOTING RIGHTS

     The holders of Membership Common Stock carry the exclusive voting rights of Agway and are entitled to one vote for each share of stock.

LIQUIDATION RIGHTS

     If our assets are distributed in a liquidation or dissolution, the holders of any class or series of preferred stock or common stock are entitled to a distribution of assets only after all debts of Agway have been paid. If assets remain after all debts are paid, the holders of the Membership Common Stock would be entitled, subject to the liquidation rights of the Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, Series C Preferred Stock, and Series HM Preferred Stock, to receive only the par value of the Membership Common Stock ($25 per share) plus declared but unpaid dividends, if any. Any net assets of Agway remaining after payment of the par value and declared but unpaid dividends on Membership Common Stock would be distributed to the members and/or patrons of Agway to whom its retained margin would be credited.

                      DESCRIPTION OF THE EQUITY SECURITIES


GENERAL

       The Membership Common Stock has no pre-emptive or conversion rights. The shares of Membership Common Stock will be, when issued, duly authorized, validly issued and fully paid and non-assessable and the holders thereof will not be liable for any payment of Agway's debt.

OWNERSHIP AND TRANSFER

       You may buy Membership Common Stock only if you are entitled to be an Agway member. You may not own more than one share of Membership Common Stock, and Agway, acting as transfer agent, will prevent two shares from being issued to you or to any other person, either through new application or a transfer. We will not accept your subscription for Membership Common Stock unless you are qualified for membership in Agway, as determined by applying the criteria set forth in our By-laws. Agway members are farmers or cooperative organizations of farmers who hold one share of Membership Common Stock and who purchase farm supplies or farm services or market farm products through us or our authorized dealers. You may not transfer your Membership Common Stock other than with our written consent. Pursuant to our By-Laws, we will permit transfer of such stock only to persons entitled to membership in Agway and will limit ownership of the stock to one share per person. If any holder of Membership Common Stock has ceased to be a member of Agway because he or she has ceased to be a farmer, or because the member has done no business with us since the beginning of its preceding fiscal year, the stock held by the member may be called for repurchase at the par value thereof, plus declared but unpaid dividends, if any. We intend to call such stock for repurchase in those circumstances. Stock not being called for repurchase would entitle the holder of the stock to the continued rights and privileges of membership.

REDEMPTION PROVISIONS

     Our Board of Directors can decide to redeem the Membership Common Stock at any time. Also, we can redeem Membership Common Stock of any holder who ceases to be an Agway member. If your Member Common Stock is redeemed, we will pay you par value ($25 per share) plus any and all declared but unpaid dividends as of the redemption date. In the case of a partial redemption, shares will be redeemed in order of issuance.

REPURCHASE PRACTICE

       We do not guarantee that we will repurchase your share of Member Common Stock, whether by calling it for redemption or at your request. While we intend to continue our present practice of repurchasing, at par value, shares of Membership Common Stock when presented to us for repurchase, we are under no obligation to do so and may stop or suspend this practice at any time. In addition, under terms of the Credit Agreement, we may be required to stop or suspend this practice in the circumstances described under "Risk Factors" on page 7 of this prospectus.

                         DESCRIPTION OF THE CERTIFICATES

GENERAL

     Agway is authorized to issue the Certificates pursuant to the indenture dated as of August 23, 1989, between AFC and Key Bank of New York, as Trustee at that time, as supplemented by the supplemental indentures dated August 24, 1992 and July 1, 2001 (the "Indenture"). Amounts credited in accordance with the interest reinvestment option under debentures and certificates issued under Agway and AFC offerings prior to the offering covered by this prospectus also will be issued pursuant to the July 1, 2001 supplemental indenture which also amends (i) the indenture dated as of September 1, 1986, the indentures dated as of August 24, 1987 and August 23, 1988, as amended by the supplemental indenture dated as of October 14, 1988, and the indenture dated as of August 23, 1989, as amended by the supplemental indenture dated as of August 24, 1992, in each case relating to certificates originally issued by AFC and (ii) the indenture dated as of September 1, 1985, as amended by the supplemental indenture dated as of October 1, 1986, relating to certificates originally issued by Agway. (These indentures, as amended, relating to debentures and certificates previously issued by Agway and AFC are also collectively referred to as the "Indenture"). Since the August 24, 1992 supplement, Mellon Bank, F.S.B. assumed Trustee responsibilities from Key Bank of New York pursuant to an agreement and then Chase Manhattan Bank assumed Trustee responsibilities from Mellon Bank, F.S.B. pursuant to the purchase of the corporate trust business of Mellon Bank. The following description is a summary of material provisions of the Indenture. This description does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holder of the Certificates. The Indenture, including the above described indentures, as amended and supplemental indenture are listed as exhibits to the Registration Statement that includes this prospectus.

       We pay interest on the Certificates semi-annually in arrears on January 1 and July 1 of each year. We also pay accrued interest at maturity. The interest rates to be paid on the Certificates are listed on the front page of this prospectus. Principal and interest on the Certificates will be payable at the office of the transfer agent, Agway, in DeWitt, New York. If you choose the Interest Reinvestment Option, additional amounts will be added to the principal of your Certificate. The 7.50% Certificates and 8.00% Member Certificates will be issued in registered form only in denominations of $100 and multiples of $100. The 7.75% Certificates and 8.25% Member Certificates will be issued in registered form only in denominations of $5,000 and multiples of $5,000. The 8.50% and 8.75% Certificates (not eligible for the Company's normal repurchase practice) will be issued in registered form only in denominations of $2,000 and multiples of $2,000.

       The Certificates are unsecured obligations of Agway, and payments under the Certificates are subordinated to other debt (except debts similarly subordinated), as described in more detail below. The indentures do not prevent us from incurring additional debt or restrict the interest rate or other terms of such other debt.

INTEREST

       The interest rates on the Certificates (determined on the basis of a 364-day year of 52 weeks, notwithstanding the terms of the Certificates in the Indenture) offered by this prospectus are shown on the cover page and are at an annual rate equal to the greater of:

      1.   the stated fixed rate percentage per annum; or
      2.   a variable "Treasury Bill Rate," as defined below.

       The stated fixed rate of interest is determined according to the stated rates on the cover page of this prospectus, depending on the maturity date of your Certificate.

                         DESCRIPTION OF THE CERTIFICATES

     The variable "Treasury Bill Rate" for each semi-annual interest payment date is the arithmetic average of the weekly per annum auction average discount rates at issue date for U.S. Treasury bills with maturities of 26 weeks (which may vary from the market discount rates for the same weeks), as published for each week by the Federal Reserve Board, during the following "Interest Determination Periods":

     o June 1 to November 30, inclusive, for the January 1 interest payment date;
     o December 1 to May 31, inclusive,  for the July 1 interest payment date;
       and
     o June 1 to September 30, inclusive, for interest payable on the maturity date.

     U.S. Treasury bills are issued and traded on a discount basis, the amount of the discount being the difference between their face value at maturity and their sales price.

     o The per annum discount rate on a U.S. Treasury bill is the percentage obtained by dividing the amount of the discount on such U.S. Treasury bill by its face value at maturity and annualizing such percentage on the basis of a 360-day year.

     o The Federal Reserve Board currently publishes such rates weekly in its Statistical Release H.15 (519).

     o Unlike  the  interest  on  U.S.  Treasury  bills,   interest  on  the
       Certificates will not be exempt from state and local income taxation.

     If the Federal Reserve Board does not publish the weekly per annum auction average discount rate for a particular week, we will select a publication of such rate by any Federal Reserve Bank or any U.S. Government department or agency to be used in computing the arithmetic average. We will round the Treasury Bill Rate to the nearest one hundredth of a percentage point.

     If we determine in good faith that for any reason a Treasury Bill Rate is not published for a particular week in an Interest Determination Period for a particular interest payment date or the maturity date, as applicable, we will substitute an "Alternate Rate" for the Treasury Bill Rate for that period and date. The Alternate Rate will be the arithmetic average of the weekly per annum auction average discount rates for those weeks in the relevant Interest Determination Period for which rates are published as described above, if any, and the weekly per annum auction average discount rates or market discount rates or stated interest rates for comparable issue(s) of securities which we have selected, for those weeks in the Interest Determination Period for which no rate is published as described above. We will round the Alternate Rate to the nearest one hundredth of a percentage point.

     We will pay the interest rate stated on the Certificate if we determine in good faith that neither the Treasury Bill Rate nor Alternate Rate can be computed for the following periods:

     o June 1 to November 30, inclusive, for the January 1 interest payment date;
     o December 1 to May 31, inclusive, for the July 1 interest payment date; and
     o June 1 to September 30, inclusive, for interest payable on the maturity date.

     The six-month U.S. Treasury bill rate has fluctuated widely during the periods shown in the chart on page 20. This rate can be expected to fluctuate in the future. Whenever the Treasury Bill Rate exceeds the fixed rate on the Certificates, these fluctuations will cause the interest rate we will pay on the Certificates to exceed the fixed rate. See "Risk Factors - There is No Public Market for the Securities." Given the current spread between the Treasury Bill Rate and the interest rate of the Certificates, it is unlikely that the Treasury Bill Rate will be applicable in the near future. In addition, it is not possible at this time to determine whether the Treasury Bill Rate will be applicable at any time prior to maturity.

                         DESCRIPTION OF THE CERTIFICATES

INTEREST RATE AND/OR MATURITY DATE CHANGES

     We may, from time to time, before the offering of the Certificates is completed, change the rate of interest or maturity date of Certificates to be offered by filing a supplement with the SEC. We will attach the applicable supplement, if any, to this prospectus. Any change in the interest rate or maturity date offered will not affect the rate of interest on or maturity of any Certificates previously issued.

LIMITATIONS ON OWNERSHIP AND TRANSFER

     The Member Certificates may be purchased only by current or former members of Agway. The General Certificates may be purchased by the public.

     Agway, as transfer agent, prevents Member Certificates from being issued or reissued to anyone other than holders of the Membership Common and Series HM Preferred Stock.

                        DESCRIPTION OF THE CERTIFICATES

                              Treasury Bill Rate

  The following chart shows for the periods indicated: (1) the Treasury Bill Rate, (2) the highest per annum discount rate on six month U.S. Treasury Bills at one of the 26 auctions during the period used to calculate the "Treasury Bill Rate," and (3) the lowest per annum discount rate on six month U.S. Treasury Bills at one of the 26 auctions during the period used to calculate the "Treasury Bill Rate."

                     Average             High                   Low

     1/90               7.68               8.08                   7.35
     7/90               7.70               8.03                   7.30
     1/91               7.35               7.75                   6.96
     7/91               6.05               6.96                   5.61
     1/92               5.32               5.97                   4.50
     7/92               3.97               4.39                   3.71
     1/93               3.28               3.90                   2.78
     7/93               3.13               3.46                   2.95
     1/94               3.16               3.30                   3.02
     7/94               3.71               4.81                   3.14
     1/95               5.04               5.85                   4.53
     7/95               6.01               6.42                   5.65
     1/96               5.37               5.61                   5.22
     7/96               5.01               5.25                   4.71
     1/97               5.20               5.38                   5.07
     7/97               5.18               5.45                   4.97
     1/98               5.13               5.26                   5.01
     7/98               5.11               5.30                   4.91
     1/99               4.76               5.17                   4.09
     7/99               4.43               4.63                   4.28
     1/00               4.86               5.22                   4.49
     7/00               5.71               6.25                   5.24
     1/01               6.05               6.41                   5.92

                         DESCRIPTION OF THE CERTIFICATES

  REDEMPTION PROVISIONS

      So long as we give you at least 30 days written notice, we may, at our option, redeem all, or some of the Certificates, held by you. The price we will pay you will be the principal amount, plus accrued but unpaid interest at the stated rate, from the last interest payment date to the date fixed for redemption. If the Certificates are redeemed by lot, all Certificates not redeemed will be given equal treatment in any subsequent redemption.

  REPURCHASE PRACTICE

      We are not obligated to repurchase Certificates. It is our current practice to repurchase (at face value, plus interest accrued at the stated
  rate) the Certificates of any holder when presented for repurchase. We intend to continue that practice in the future with respect to all of the Certificates offered in this prospectus, except the 8.75% and 8.50% Certificates, which we do not intend to repurchase. However, we are under no obligation to repurchase the Certificates when presented, and we may stop or suspend this repurchase practice at any time. In addition, the terms and conditions of the Credit Agreement, as described in the "Risk Factors" section, may cause us to limit or cease our past practices with regard to the repurchase of subordinated debt.

  INTEREST REINVESTMENT OPTION

      When you complete an application to purchase Certificates, or at any time after that date, you may elect to have all the future interest paid on the Certificates reinvested automatically into the Certificates. If you elect to have interest reinvested automatically, then we will add the interest due on each semi-annual payment date to the principal amount of the Certificate on which interest was paid. Your interest that is reinvested will earn interest on the increased principal amount on the same basis as your original principal amount. Any interest that you reinvest will be subject to federal and state income tax as if it had been received by you on the date it was reinvested. You may revoke your election for future interest payments at any time by providing us with written notice. Your election will be effective on the date we receive it.

                         DESCRIPTION OF THE CERTIFICATES


RATES ON PREVIOUSLY ISSUED CERTIFICATES

     The stated rates of interest on Certificates previously issued that remain outstanding (and upon which the interest reinvestment option might be exercised by any holder thereof) are as follows:


     Certificates having minimum face amounts of $100:

-------------------------------- ---------------------------- --------------------------- ----------------------------
    Stated Rate of Interest            Due October 31,         Stated Rate of Interest          Due October 31,
-------------------------------- ---------------------------- --------------------------- ----------------------------

             4.5%                           2001                        7.25%                        2006
             5.0%                           2001                        7.75%                        2006
             6.5%                           2001                        7.50%                        2007
             7.0%                           2001                        8.00%                        2007
             7.0%                           2002                        6.0%                         2008
             7.5%                           2002                        6.5%                         2008
             6.75%                          2003                        8.5%                         2008
             7.25%                          2003                        9.0%                         2008
             8.0%                           2004                        5.75%                        2013
             8.5%                           2004                        6.25%                        2013
             7.5%                           2005                        6.75%                        2013
             8.0%                           2005                        7.25%                        2013
             8.5%                           2005                        5.75%                        2014
             5.5%                           2006                        6.25%                        2014
             6.0%                           2006                        7.25%                        2014
             6.25%                          2006                        7.75%                        2014
             6.75%                          2006                        8.50%                        2015
                                                                        9.00%                        2015
                                                                        7.50%                        2016
                                                                        8.0%                         2016
-------------------------------- ---------------------------- --------------------------- ----------------------------
  Certificates having minimum face amounts of $5,000:
-------------------------------- ---------------------------- --------------------------- ----------------------------
    Stated Rate of Interest            Due October 31,         Stated Rate of Interest          Due October 31,
-------------------------------- ---------------------------- --------------------------- ----------------------------

             4.75%                          2001                        8.0%                        2006
             5.25%                          2001                        7.75%                       2007
             6.75%                          2001                        8.25%                       2007
             7.25%                          2001                        6.0%                        2013
             8.5%                           2001                        6.5%                        2013
             9.0%                           2001                        7.0%                        2013
             5.5%                           2002                        7.5%                        2013
             6.0%                           2002                        6.0%                        2014
             7.0%                           2003                        6.5%                        2014
             7.5%                           2003                        7.5%                        2014
             6.5%                           2006                        8.0%                        2014
             7.0%                           2006                        8.75%                       2015
             7.5%                           2006                        9.25%                       2015
                                                                        7.75%                       2016
                                                                        8.25%                       2016

-------------------------------- ---------------------------- --------------------------- ----------------------------

                        DESCRIPTION OF THE CERTIFICATES

  Certificates having minimum face amounts of $2,000:

          ---------------------------- ---------------------------
             Stated Rate of Interest         Due October 31,
          ---------------------------- ---------------------------

                      8.25%                        2001
                      7.5%                         2002
                      8.0%                         2002
                      8.5%                         2003
                      6.75%                        2004
                      7.75%                        2004
                      8.25%                        2004
                      9.50%                        2004
                      7.0%                         2006
                      8.0%                         2006
                      7.0%                         2008
                      8.75%                        2008
                      9.75%                        2009
                      8.75%                        2009
          ---------------------------- ---------------------------

SUBORDINATION PROVISIONS

       The payment of the principal and interest on the Certificates is subordinated in right of payment, to the extent required in the Indenture, to the amounts of principal and interest due on "Senior Debt."

       Senior Debt consists of the principal and interest that we must pay on money which we have borrowed from (or guaranteed to) the following:

             o      banks,
             o      trust companies,
             o      insurance companies, and
             o other financial institutions and lenders, including dealers in commercial paper, charitable trusts, pension trusts, and other investing organizations.

However, if the instrument creating or evidencing the indebtedness provides that such indebtedness is not superior or is subordinate in right of payment to the Certificates, it will not be considered Senior Debt.

       Senior  Debt  includes  all  of  our   interest-bearing   debt  presently
outstanding other than our other outstanding Certificates. As of May 26, 2001, Senior Debt of $99,991,000 was outstanding.

       If we are liquidated, reorganized or dissolved, we will pay the holders of all Senior Debt in full before we pay you any amount. After we pay the Senior Debt in full, you may be entitled to participate in any distribution of our remaining assets. Due to the subordination of the outstanding Certificates to the Senior Debt, Senior Debt holders may receive more assets on a percentage basis, and holders of the outstanding Certificates may receive less assets on a percentage basis, than our other creditors.

MODIFICATION OF INDENTURE

       The   Indenture   permits  the  Trustee  and  us  to  make   non-material
modifications and amendments to the Indenture without your consent. Consent is required to make the following modifications or amendments:

       (1) reduce the amount of outstanding Certificates issued under the relevant indenture required to amend the Indenture, or
       (2) terms of payment on any outstanding Certificates issued under the relevant indenture.

                         DESCRIPTION OF THE CERTIFICATES

EVENTS OF DEFAULT AND WITHHOLDING OF NOTICE TO CERTIFICATE HOLDERS

     We will be in default under a particular indenture if any of the following occurs:

     (1) we fail for a period of 30 days to pay interest upon any of the outstanding certificates issued under the relevant indenture when due;

     (2) we fail to pay principal of the outstanding certificates issued under the relevant indenture when due and payable at maturity, upon redemption or otherwise; or

     (3) we fail to perform any other covenant which we have committed to in the Indenture for a period of 90 days after written notice by the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding certificates issued under the relevant indenture.

     Within 90 days after the default, the Trustee is required to give the outstanding certificate holders notice of all defaults known to the Trustee. However, the Trustee does not have to give notice if we cure the default before the Trustee gives the notice. If we fail to pay the payment of principal or interest on any of the outstanding certificates issued under the relevant indenture, the Trustee may withhold notice of our default, as long as the Trustee in good faith determines that withholding the notice is in the interest of the outstanding certificate holders.

     When a default occurs, or during the continuation of a default, the Trustee or the holders of 25% in aggregate principal amount of the outstanding certificates may declare the principal of all the outstanding certificates issued under the Indenture and the interest accrued thereon due and payable. However, the holders of a majority of the aggregate principal amount of the outstanding certificates issued under the relevant indenture may waive all defaults and rescind such declaration if we cure the default.

     Subject to the provisions of the Indenture covering the Trustee's duties on any default or continuation of default, the Trustee has no obligation to exercise any of its rights or powers at the request, order or direction of any holders of outstanding certificates issued under the relevant indenture, unless they shall have offered to the Trustee reasonable security or indemnity. Also, subject to such provisions of the Indenture regarding the Trustee's right to reasonable security or indemnity, a majority of the holders of the aggregate principal amount of the outstanding certificates issued under the relevant indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee.

                         DESCRIPTION OF THE CERTIFICATES

THE TRUSTEE

     On November 24, 1997, The Chase Manhattan Bank bought the corporate trust business of Mellon Bank, F.S.B. and assumed the responsibilities of Trustee that were being performed by Mellon Bank at that time. Prior to the purchase, Mellon Bank had assumed Trustee responsibilities from Key Bank of New York pursuant to an Agreement of Resignation, Appointment and Acceptance dated September 3, 1996 by and among KeyCorp, Key Bank of New York, Agway Financial Corporation and Mellon Bank. Key Bank of New York was the Trustee (i) under a supplemental indenture dated as of October 1, 1986, between Key Bank, Agway and AFC, which amended the indentures between the Key Bank and Agway dated as of September 1, 1976, September 1, 1978, September 1, 1985, and September 1, 1986 and (ii) under the indentures between Key Bank, Agway and AFC dated as of: (a) August 24, 1987 and August 23, 1988, each as amended by the supplemental indenture dated as of October 14, 1988, and (b) August 23, 1989, as amended by the supplemental indenture dated as of August 24, 1992. The debentures and certificates issued under the indentures dated as of: (1) September 1, 1976, September 1, 1978, September 1, 1985, and September 1, 1986, each as amended by the supplemental indentures dated as of October 1, 1986 and July 1, 2001, (2) August 24, 1987 and August 23, 1988, each as amended by the supplemental indentures dated as of October 14, 1988 and July 1, 2001, and (3) August 23,1989, as amended by the supplemental indenture dated as of August 24, 1992 and July 1, 2001 rank equally (as to priority in liquidation or dissolution) with the Certificates covered by the Indenture described in this prospectus.

     The Indenture contains certain limitations on the right of the Trustee, as a creditor of Agway, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

AUTHENTICATION AND DELIVERY

     We may authenticate the certificates and have them delivered to you upon our written order without any further corporate action.

SATISFACTION AND DISCHARGE OF INDENTURE

     The Indenture may be discharged upon payment or redemption of all outstanding certificates under the Indenture or if we deposit sufficient funds with the Trustee to pay off or redeem all the outstanding certificates under the Indenture.

EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS

       We are required to provide to the Trustee certificates from our officers stating that we have complied with all promises and conditions under the Indenture.

                                  LEGAL OPINION

     Christopher W. Fox, Esq., our Legal Counsel, will issue an opinion to us about the legality of the Securities. Mr. Fox is Senior Vice President, General Counsel and Secretary of Agway.

                                     EXPERTS

       The financial statements incorporated in this prospectus by reference to the annual report on Form 10-K for the years ended June 24, 2000 and June 26,
1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

       We are a reporting company under the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60606. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1/800-SEC-0330 for more information about the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov."

       We have filed a registration statement and related exhibits with the SEC under the Securities Act of 1933, as amended. The registration statement contains additional information about us and the Securities. You may inspect the registration statement and exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

       The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this information. We incorporate by reference the documents listed below:

    o Annual Report on Form 10-K for the year ended June 30, 2000.
    o Quarterly Reports on Form 10-Q filed subsequent to the date of such Annual Report.
    o Current reports on Form 8-K filed subsequent to the date of such Annual Report on Form 10-K.

     We also incorporate by reference all documents filed by us subsequent to the date of this prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, for so long as this offering continues. You may also request a copy of these filings at no cost by writing or telephoning us at the address or telephone number listed under "Plan of Distribution" on page 11.

     This prospectus is part of a larger registration statement we file with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front cover of these documents.

                                   AGWAY INC.







                                     [LOGO]









                                   PROSPECTUS

Until August 12, 2001, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligations of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.